SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                             Commission File Number: 0-27754
(Check One):  [ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
              [ ] Form N-SAR
         For Period Ended:      June 30, 2002

[ ]  Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ]  Transition Report on From 20-F      [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K
         For the Transition Period Ended:
         Read Instruction (on back page) Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Hub Group, Inc.
Former Name if Applicable:
Address of Principal Executive Office
(Street and Number):  377 E. Butterfield Road, Suite 700
City, State and Zip Code:  Lombard, Illinois  60148


                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
 [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.








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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management is finalizing the operating results of the second quarter and preparing management's discussion and analysis of the financial condition and results of operations. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. Management expects that the Form 10-Q will be filed as soon as practicable and within the 5 day extension period.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         David C. Zeilstra            (630)                271-3600
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           (Name)                  (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                [X]Yes          [ ]No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X]Yes          [ ]No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the six months ended June 30, 2002, the Registrant had a net loss of $(1.3) million, compared to net income of $0.4 million for the six months ended June 30, 2001.

                                Hub Group, Inc.
--------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15, 2002            By  /s/ Thomas White
                                      ------------------------------------------
                                      Thomas M. White, Chief Financial Officer








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     Instructions: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.







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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001).











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